Exhibit 99.1

 JUNE 2019    INVESTOR PRESENTATIONA NEW LOW-COST COAL PRODUCER IN THE ILLINOIS BASIN  NASDAQ:PNRL ASX:PNL

 PARINGA RESOURCES HIGHLIGHTS  1        PRODUCTION  CONTRACTS  MARKETS  COSTS  Successfully transitioned to mining and selling coal  ~60% of first 5 yrs production pre-sold  A new entrant to the favourable Illinois Basin market  At the low end of the regional cost curve

 2  NASDAQ:PNRL ASX:PNL    A NEW ILLINOIS BASIN OPERATION  Poplar Grove in operation; pathway to 2.7 Mtpa run-rate by year end 2020Large reserve and resource base at Poplar Grove underpins a 25+ year mine lifeSimple mining, consistent coal seams & fixed price contracts ensure low risk cashflowsLow company valuation based on forecast Poplar Grove cashflows, projected EV / EBITDA (2021): 1.9x Further upside from the shovel ready Cypress Project  PARINGA RESOURCES OVERVIEW

PARINGA RESOURCES OVERVIEW

A DEEP VALUE INVESTMENT OPPORTUNITY

- Successfully transitioned to mining and selling coal
- A new entrant to the favourable Illinois Basin market
  - There has been a decrease in supply of coal in the Illinois Basin
  - Spare capacity in the Illinois Basin is the lowest among all major U.S. coal basins
- Fixed price contracts locked-in, covering majority of production at Poplar Grove
  - 100% of 2019 production and 95% of 2020 production under contract
  - ~60% of next 5-years production is under contract
  - High certainty for medium term cash flow
- At the low end of the regional cost curve
  - Simple, low cost operations
  - Skilled, non-union workforce in a mining friendly jurisdiction



3

NASDAQ:PNRL ASX:PNL

 PARINGA RESOURCES OVERVIEW  ATTRACTIVE WESTERN KENTUCKY LOCATION NEAR CUSTOMERS’ POWER PLANTS  4  LG&E  LG&E  LG&E        BREC      BREC    AEP    Buck Creek mining complex

 Coal handling and processing plant  PARINGA RESOURCES OVERVIEW  5

 POPLAR GROVE: OPERATIONS  RAMPING UP TO 2.7 Mtpa  6  Began selling coal to LG&E in April 2019Targeting 1.8 Mtpa run-rate and free cash flow as a 2 mining unit operation before year end 2019Refinanced balance sheet with Tribeca Global Resources in April, providing funds to accelerate ramp-up to 1.8 MtpaTargeting 2.7 Mtpa run-rate as a 3 mining unit operation in late 2020Tribeca Global Resources backing expansion to 2.7 Mtpa  COAL LOADING ON THE GREEN RIVER  COAL HANDLING AND PROCESSING PLANT (CHPP)

 POPLAR GROVE AND CYPRESS: GROWTH TO 6.6 Mtpa  STRONG PRODUCTION PROFILE AND GROWTH OPTIONALITY  7  NASDAQ:PNRL ASX:PNL  Production pathway to 2.7 Mtpa run-rate by year end 2020 / 2.8 Mtpa run-rate in 2021Growth optionality at Cypress, potentially funded through cash flow  TARGETED PRODUCTION PROFILE & GROWTH OPTIONALITY (Mt)  Cypress Mine Optionality  Poplar Grove 3 units  Poplar Grove 2 units  0.8 Mt  2.2 Mt  2.7 Mt  2.8 Mt  2.8 Mt  6.6 Mt

 POPLAR GROVE FINANCIALS  PROJECTED HIGH EBITDA MARGINS & SIGNIFICANT FREE CASH FLOW  8  Year ending December 31, US$M  2020  2021  2022  2023  Total marketable production (million tons)  2.2  2.7  2.8  2.8  Total revenue  87.8  117.0  122.5  128.4  EBITDA  15.9  28.6  32.0  37.1  Margin %  18%  24%  26%  29%            Development capital 1  5.3  1.4  5.5  -  Sustaining capital  1.8  1.8  1.9  2.1  Total Capex  7.1  3.2  7.4  2.1  1. Includes Unit 3 expansion capex & ventilation shafts for mine progression 2. Operating cost, excluding SG&A  PROJECTED EBITDA & EBITDA MARGINS  PROJECTED MARKET LEADING OPERATING MARGINS 2    EBITDA    EBITDA Margin    Projected ave. selling price / t    Projected operating cost / t

FINANCIAL INFORMATION

NEW TERM LOAN FACILITY FUNDING RAMP-UP

- Tribeca Global Resources backing Paringa's ramp-up
- Tranche 1: US$40M
  - Refinanced debt and capital to accelerate ramp up to 1.8 Mtpa as a 2 mining unit operation
  - Drawn May 1, 2019
- Tranche 2: US$16M
  - To fund expansion of 3rd mining unit at Poplar Grove upon achieving certain standard ramp-up tests
- Terms: 3 year tenor, US Prime Rate + 7.5%, bullet repayment

CAPITAL STRUCTURE [1,2]

Shares on Issue	461,251,181
Unlisted Options	42,188,888
Performance Rights	16,395,000
Market Capitalisation @A$0.11, AUD:USD 0.70	US$35.5m
Cash (post-debt financing)	US$21.6m
Debt	US$40.0m
Enterprise Value	US$53.9m

1. As at June 12, 2019
2. Inclusive of 7m options & 3m shares subject to shareholder approval


AustralianSuper
Commonwealth Bank
Tribeca
~10% insider ownership
Directors & Management
Institutions & retail

9
PARINGA RESOURCES LIMITED
NASDAQ:PNRL ASX:PNL

POPLAR GROVE: OPERATIONS

OPERATIONS UPDATE: JUNE 2019

- The 1st mining unit operation is underway and the continuous miners in Unit 1 are performing as expected
- Unit 1 has completed the majority of bottom development, with commissioning of the ventilation overcasts, necessary to operate 2 continuous miners concurrently, being the only remaining project
- Conditions underground are generally as expected, although challenging conditions caused by a paleochannel which intersects the reserve has slowed the initial part of ramp-up
- The extent of the channel has been mapped, utilizing core drilling and in-mine observations, and Paringa expects to complete mining through the feature in the coming weeks
- Realized bit costs for continuous miners and roof bolters are expected to be ~$1.5M p.a. lower than the BFS forecast due to softer than expected cutting conditions



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NASDAQ:PNRL ASX:PNL

POPLAR GROVE: OPERATIONS (cont.)

OPERATIONS UPDATE: JUNE 2019

- All underground and surface mobile equipment necessary for Unit 2 operations is onsite, and Paringa is in the process of hiring Unit 2 hourly employees
- Productivity measured in ft. / unit shift has increased and continues to ramp towards full run-rate levels
- Recently advanced the underground conveyor, which will reduce haulage times and increase productivity
- The quality of coal being mined is consistent with expected quality specifications
- Plant yield is increasing as out of seam dilution decreases



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NASDAQ:PNRL ASX:PNL

 Equipment per mining super-section  Quantity  Continuous miner  2  Coal haulers (battery haulers)  4  Roof bolter  2 – 3  Feeder-Breaker  1  Scoop  2  Electrical power center  1  POPLAR GROVE: OPERATIONS  SIMPLE & WELL UNDERSTOOD ROOM AND PILLAR OPERATIONS  12  NASDAQ:PNRL ASX:PNL  Typical development MINING UNIT CONFIGURATION  Room and pillar mining is an efficient, low cost method widely employed in the ILBPoplar Grove operates continuous miner super-sections (“mining units”)Each mining unit consists of 2 continuous miners and other ancillary equipment  MINING UNIT EQUIPMENT LIST

POPLAR GROVE: COAL SALES CONTRACTS

PARINGA RESOURCES LIMITED

100% OF 2019 AND ~60% OF FIRST 5 YEARS PRODUCTION PRE-SOLD

- Fixed price contracts executed with major local utilities; LG&E, AEP and Big Rivers
- 100% of 2019 and ~60% of first 5 years production pre-sold
- Future sales contract negotiations focused on delivery from 2020 onwards

LG&E TRIMBLE COUNTY POWER PLANT ON THE OHIO RIVER



CONTRACTED SALES POSITION [1] 2019 – 2023 (Kt)



Committed tons %
LG&E
AEP
Big Rivers
~100%
~95%
~45%
~45%
~45%
2,100
1,400
700
0
2019
2020
2021
2022
2023

1. Approximate on a per annum basis. Contracts allow for roll over of tons between years.

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 POPLAR GROVE: COST POSITION  POSITIONED AT THE LOW END OF THE COST CURVE  14  Simple, low cost room-and-pillar mine operations & well understood processing techniquesSkilled, non-union workforce in a mining friendly jurisdiction with low cost power & utilitiesGeological advantages lead to higher productivity & plant yield compared to neighboring mines  NASDAQ:PNRL ASX:PNL  1. Wood Mackenzie. Refers to cost curve for forecast 2017 production totaling 98 Mt plus 6.6 Mt from Paringa’s Poplar Grove and Cypress mines  ILLINOIS BASIN MINE GATE COST CURVE 1  US$ per Ton  Illinois Basin Production  50 Mt  100 Mt  0  10  20  30  40  50  60      Longwall mines not on Ohio River. +$10/t to sell into the river market (“FOB river”)  Poplar Grove   Low cost barge transportation

 CYPRESS MINE OVERVIEW  OPPORTUNITY FOR RAPID FUTURE DEVELOPMENT  15  NASDAQ:PNRL ASX:PNL  The adjacent 3.8 Mtpa Cypress project is fully permitted and shovel readyDevelopment options for the low cost operation are currently being assessed  PROXIMITY TO EXISTING INFRASTRUCTURE  CYPRESS PROJECT SUMMARY 1  Metric  Value  Annual production 2  3.8 Mtpa  ROM Recoverable Reserves 3  86.3 Mt  Marketable Reserves 4  66.2 Mt  Resources 5  208.8 Mt  Mine life  18 years  Heating content  11,200 Btu/lb  Ave. product yield  76%  Mining method  Room-and-pillar  1. Per BFS 2. Steady state marketable production. 3. Comprises 22.5Mt in the Proven category and 63.8Mt in the Probable category. 4. Comprises 17.2Mt in the Proven category and 49.0Mt in the Probable category. 5. Comprises 54.8Mt in the Measured category, 154.0Mt in the Indicated category.

   ILLINOIS BASIN: SUPPLY  UNDERINVESTMENT IN NEW MINES HAS LED TO A DECLINE IN SUPPLY  16  NASDAQ:PNRL ASX:PNL  2018 spare capacity in the ILB was the least among all major U.S. coal basinsThe number of mines in the ILB has not yet responded to shrinking spare capacityNet underinvestment is a significant factor in current strong ILB market conditions  ILB PRODUCTION PROFILE 2010 – 2018  Source: EIA   2018 UTILIZATION OF CAPACITY – MAJOR U.S. COAL BASINS     Production (LHS)  Spare capacity % (RHS)      Spare capacity (LHS)    Source: EIA

ILLINOIS BASIN: PRICING OUTLOOK

PARINGA RESOURCES LIMITED

POSITIVE ILLINOIS BASIN THERMAL COAL PRICE OUTLOOK

- The spot price of coal in the ILB rose nearly 20% over the last twelve months

- Strong markets continue to prevail, driven by:

  1. Net underinvestment in new mines
  2. Strong demand from export markets
  3. Coal stockpiles at historic lows

ILLINOIS BASIN COAL PRICE - LTM (US$/t)



11,500 btu, 2.5# SO2, rail
11,000 btu, >6# SO2 rail
11,800 btu, 5# SO2, rail
10,500 btu, 5# SO2 barge
50
45
40
35
30
25
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19

Source: S&P Global

WESTERN KENTUCKY UNDERGROUND COAL PRICE (US$/t)



60.0
55.0
50.0
45.0
40.0
35.0
30.0
WK, underground historic price
Paringa contract price
Reported price lags spot price due to impact of term contracts
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Source: 2009-2017 US Energy Information Administration, 2018 Alliance Resource Partners, 2019-2023, Paringa contract pricing

17

ILLINOIS BASIN: CUSTOMER OVERVIEW

PARINGA RESOURCES LIMITED

CONSOLIDATION IN THE ILB HAS LED UTILITIES TO SEEK OUT NEW SUPPLIERS

- Fixed price and volume sales contracts with regulated, investment grade counterparties operating large coal facilities with the latest SOx & NOx emissions controls
- Customers want Paringa to grow – consolidation among coal producers in the Illinois Basin has led utilities to seek out new suppliers
- There are approximately 21 power plants that receive ~20 Mt of ILB coal via barge in the immediate region
- Paringa supplies a relatively small proportion of its customer's tons, leaving room for increased sales
- Given Paringa's target customers' experience in burning WK No. 9 seam coal, and the Company's low cost barge transportation, Paringa is highly confident in its ability to secure additional coal sales contracts
- Paringa's targeted power plants provide base-load generation to the region

CURRENT CUSTOMERS

LG&E KU PPL companies

Big Rivers Electric Corporation

American Electric Power — Boundless Energy

TIER 1 PROSPECTIVE CUSTOMER BASE

TVA

East Kentucky Power Cooperative — A Touchstone Energy Cooperative

Duke Energy

Southern Company

TECO Tampa Electric — An Emera Company

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NASDAQ:PNRL ASX:PNL

ILLINOIS BASIN: A CONSOLIDATED MARKET

INDEPENDENT COAL SUPPLY TO A HIGHLY CONSOLIDATED MARKET

- In Paringa's sub-region of western KY, >80% of coal is supplied by Alliance & Murray
- Consolidation in the regionally isolated market has led to stable historical pricing
- Local utilities are incentivised to contract with new suppliers, such as Paringa

SIGNIFICANT 2018 ILB COAL PRODUCERS (Mt)



35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Major producers in western Kentucky with >80% of supply
Poplar Grove 1
Cypress 1
Paringa
Peabody
Murray (+ Foresight)
Alliance

Source: Doyle Trading Consultants (DTC), 2018 ILB production of 106.8Mt

OHIO RIVER & SOUTH EAST MARKETS FOR ILB COAL



Buck Creek Mining Complex
Barge Un-loading Terminal
Ohio River Market
South East Market
Medium-High Volatile Bituminous
State Boundary
Major Rail
Major River - Barge Route
Ohio River Market
ILLINOIS BASIN
SCH - Four Rivers Terminal
SCH - Calvert City Terminal
SunCoke Ceredo Coal Terminal
CENTRAL APPALACHIAN BASIN
WASHINGTON D.C.
Chicago
Detroit
Boston
New York
Philadelphia
Oklahoma City
Memphis
Atlanta
Dallas
South East Market
N
500 km

1. Forecast steady state production

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NASDAQ:PNRL ASX:PNL

PARINGA RESOURCES: BALANCE SHEET

PARINGA RESOURCES LIMITED

BALANCE SHEET STRENGTH THROUGH REFINANCED DEBT FACILITY

- US$56.0M term loan facility from Tribeca Global Resources Credit completed in May
- Tranche 1 US$40.0M funding drawn, to ramp up to 2 units / targeting 1.8 Mtpa by late 2019
- Tranche 2 US$16.0M undrawn, to ramp up to 3 units / targeting 2.7 Mtpa by late 2020

KEY TERMS OF TRIBECA TERM LOAN FACILITY

Tenor	3 years
Interest rate	US Prime Rate + 7.50% margin
Security	Senior secured
Options	25M Paringa options @ A$0.20

USES OF TERM LOAN FACILITY FUNDING (US$M)



60
50
40
30
20
10
0
18.4
21.6
40.0
16.0
56.0
Repayment of existing debt
Working cap. & other
Tranche 1
3rd mining unit
Tranche 1 & 2

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NASDAQ:PNRL ASX:PNL

BOARD

DEEP CORPORATE AND OPERATING EXPERIENCE

Ian Middlemas *Chairman*	▪ Highly respected resource executive with extensive finance, commercial and capital markets experience ▪ Portfolio of dozens of natural resource and commodities projects with revenues ranging from $50 to $500 million ▪ Current Chairman of Berkeley Energy Limited, Prairie Mining Ltd & former Chairman of Mantra Resources Limited & Papillon Resources Ltd
Todd Hannigan *Deputy Chairman*	▪ Formerly the CEO of Aston Resources Ltd and was instrumental in developing the company into one of the largest publicly listed coal companies in Australia before merging with Whitehaven Resources Limited in a deal valued at over $5 billion ▪ Graduate of the University of Queensland, holds a Bachelor of Engineering (Mining) with Honours, holds a Queensland first class mine manager's certificate and has a MBA from INSEAD
Egan Antill *CEO & MD*	▪ Over 20-years of investment banking experience raising capital for and providing strategic advice to global Mining and Metals companies ▪ Formerly Managing Director, Merrill Lynch & Co., New York, and also with Evercore, Inc., Lazard Ltd. and Credit Suisse First Boston, New York ▪ Graduate of the University of Queensland, Bachelor of Engineering (Mechanical) and holds an MBA from Yale School of Management
David Gay *Executive Director*	▪ Mining Engineer with over 30 years of experience in developing coal resources projects covering the entire coal development chain and former Vice President Mergers and Acquisitions and Business Development at Alpha Natural Resources, one of the USA's largest coal producers.
Tom Todd *Director*	▪ Chief Financial Officer of Aston Resources from 2009 to November 2011 and prior to this role, was Chief Financial Officer of Custom Mining, where his experience included project acquisition and funding of project development for the Middlemount project to the sale of the company to Macarthur Coal ▪ Graduate of Imperial College, Bachelor of Physics with first class Honours
Jonathan Hjelte *Director*	▪ Highly respected New York-based fund manager and has extensive experience in investment and portfolio management specializing in the mining, utilities, and energy sectors. Mr Hjelte is a portfolio manager at Citadel LLC ▪ Graduated Summa Cum Laude from Lehigh University where he received an M.S. in Statistics and a B.S. in the Integrated Business and Engineering honors program. He also holds the Chartered Financial Analyst (CFA) designation
Rick McCormack *Director*	▪ Previously CEO of DRA Taggart (and Taggart Global), global leaders in coal processing plants, having constructed processing capacity in excess of 250 million tons per annum since 2000, including in the Illinois Basin ▪ Registered Professional Engineer and has Bachelors of Science degree in Mechanical Engineering from West Virginia University

21

 DISCLAIMERS  22  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. In particular, only persons in the United States who are “qualified institutional buyers” (as defined in Rule 144A under the US Securities Act of 1933) may receive this presentation. This presentation has been prepared by Paringa Resources Limited (“Paringa”) as a summary only, and does not contain all information about Paringa’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Paringa’s securities. Any investment in Paringa should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Paringa does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Paringa are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Cautionary note regarding reserves and resourcesYou should be aware that as an Australian company with securities listed on the ASX, the Company is required to report reserves and resources in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition). You should note that while the Company's reserve and resource estimates comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with (i) National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators and (ii) Industry Guide 7, which governs disclosures of mineral reserves in registration statements filed with the US Securities and Exchange Commission. Information contained in this presentation describing the Company's mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements of Canadian or US securities laws. In particular, Industry Guide 7 does not recognise classifications other than proven and probable reserves and, as a result, the SEC generally does not permit mining companies to disclose their mineral resources in SEC filings. You should not assume that quantities reported as “resources” will be converted to reserves under the JORC Code or any other reporting regime or that the Company will be able to legally and economically extract them. Forward Looking StatementsSome of the statements contained in this presentation are forward looking statements. Forward looking statements include but are not limited to, statements concerning plans for its mineral projects, exploration and development activities, development plans and timing, development and operating costs, and other statements which are not historical facts. When used in this presentation, and in other published information of Paringa, the words such as “aim”, “could”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions are forward-looking statements. Although Paringa believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward looking statements include the potential that Paringa’s projects may experience technical, geological, metallurgical and mechanical problems, changes in mineral product prices and other risks not anticipated by Paringa. Competent Persons StatementsThe information in this report that relates to Exploration Results and Coal Resources is based on, and fairly represents, information compiled or reviewed by Mr. K. Scott Keim, a Competent Person who is a Member of The American Institute of Professional Geologists. Mr. Keim is employed by MM&A. Mr. Keim has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and to qualify as a Qualified Person as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources. Mr. Keim consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.The information in this report that relates to Coal Reserves, Production Targets, Mining, Coal Preparation, Infrastructure and Cost Estimation is based on, and fairly represents, information compiled or reviewed by Mr. Justin S. Douthat, a Competent Person and Registered Member of the Society for Mining, Metallurgy & Exploration. Mr. Douthat is employed by MM&A. Mr. Douthat has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’  and to qualify as a Qualified Person as defined in the 2011 Edition of the National Instrument 43-101 and Canadian Institute of Mining’s Definition Standards on Mineral Reserves and Mineral Resources.  Mr. Douthat consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

MATERIAL ASSUMPTIONS

Assumptions	Poplar Grove	Cypress
Maximum Accuracy Variation	+/- 10%	+/- 10%
Minimum LOM	25 years	18 years
Mining Method	Underground / room-and-pillar	Underground / room-and-pillar
Modelled Seam Thickness	3.7 feet (WK 9), 4.2 feet (WK 11)	3.7 feet (WK 9)
Average Mining Height	4.5 feet	4.5 feet
Total Work Days per Year	250	250
Productivity Rate (feet advance per unit shift at steady state production)	560 feet	560 feet
Annual ROM Coal Production (tons)	3.6 Mtpa	5.1 Mtpa
Capacity CHPP	400 raw tons per hour	700 raw tons per hour
Yield CHPP	76.1%	76.7%
Processing Method	Dense Media 2-stage	Dense Media 2-stage
Annual Clean Coal Production (tons)	2.8 Mtpa	3.8 Mtpa
Coal sales pricing range	$40.00 – $53.60 per ton	$45.70 – $52.35 per ton
Total Average Operating Costs (incl. Corporate Overhead)	US$29.14 per ton	US$27.16 per ton
Total Initial Capital Costs	Not applicable	US$101.8 million
Total Average Sustaining Capital Costs	US$2.06 per ton	US$1.26 per ton
Mine Royalty (4% of Gross Sales Value less taxes and fees)	4.0%	4.0%
Leased Equipment - Operating Lease	Included in Average Direct Mining Costs	Included in Average Direct Mining Costs
Leased Equipment - Interest Rate	7%	8%
Leased Equipment - Term	5 years	3 to 5 years
Leased Equipment - Original Cost	US$43.9 million	US$56.7 million
Leased Equipment - Deposit	10%	0%
Leased Equipment - Residual Value	0%	20%
Kentucky State Severance Taxes	4.5%	4.5%
Coal Specification	11,200 Btu/lb	11,200 Btu/lb
Corporate / State Tax Rate	21% / 5%	21% / 5%
Discount Rate (8%, Real)	8%	8%

23

COAL RESOURCES AND RESERVES  Coal Resources (inclusive of Coal Reserves) - Buck Creek Complex          Category  Coal Resource (Mt)  Calorific Value* (Btu/lb)  Ash* (%)  Yield* (%)  Measured  103.6  11,963  8.6  91.1  Indicated  228.6  11,963  8.6  91.1  Inferred  0.7  11,963  8.6  91.1  Total  332.9  11,963  8.6  91.1  Coal Reserves - Buck Creek Complex         Category  Recoverable Coal Reserve* (Mt)  Marketable Coal Reserve (Mt)  Product Yield (%)  Proven  43.5  33.2  76.48  Probable  92.3  70.6  76.48  Total  135.7  103.8  76.48  24  * Coal quality specifications include an addition of 4% moisture to the equilibrium moisture which is intended to represent the true moisture of a saleable product (to approximate the as received basis)  * Includes dilution  The information that relates to Coal Resources and Coal Reserves was extracted from Paringa’s ‘Mineral Resources and Ore Reserves Statement’ dated June 30, 2018 as included in Paringa’s ‘2018 Annual Report’ which is available to view on the Company’s website at www.paringaresources.com.

 25  Paringa Resources Limited | NASDAQ : PNRL | ASX : PNLT: +61 8 9322 6322  |  F: +61 8 9322 6558  E: info@paringaresources.com  |  www.paringaresources.comMine office: 373 Whobry Road, Rumsey KY 42371, UNITED STATESNew York office: 28 West 44th Street, Suite 810, New York NY 10036, UNITED STATESRegistered office: Level 9, BGC Centre, 28 The Esplanade, Perth WA 6000, AUSTRALIA ABN: 44 155 922 010  FOLLOW US